UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Gold Entertainment Group, Inc.

(Name of Issuer)

Series A Preferred Shares, NO Par Value

(Title of Class of Securities)

NONE

(CUSIP Number)

429 West Plumb Lane

RENO

NEVADA

89509

Attention: Robert Schlegal

Telephone: 561-927-0605

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. NONE	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IceLounge Media, Inc. EIN 32-0319944
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 in total
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. NONE	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Calvin Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 946,000
	8	SHARED VOTING POWER 946,000
	9	SOLE DISPOSITIVE POWER 946,000
	10	SHARED DISPOSITIVE POWER 946,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. NONE	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ed Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,800
	8	SHARED VOTING POWER 422,800
	9	SOLE DISPOSITIVE POWER 422,800
	10	SHARED DISPOSITIVE POWER 422,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.14%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. NONE	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Kander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200
	8	SHARED VOTING POWER 200
	9	SOLE DISPOSITIVE POWER 200
	10	SHARED DISPOSITIVE POWER 200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. NONE	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Schlegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,180
	8	SHARED VOTING POWER 1,180
	9	SOLE DISPOSITIVE POWER 1,180
	10	SHARED DISPOSITIVE POWER 1,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.059%
14	TYPE OF REPORTING PERSON IN

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ITEM 1.	SECURITY AND ISSUER

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This Schedule 13D relates to the SERIES  A Preferred Shares, no par value per share (“Series A Shares”), of Gold Entertainment Group, Inc., a Florida corporation (the “Issuer”). The address of the principal executive office of the Issuer is 429 West Plumb Lane RENO NEVADA 89509.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) IceLounge Media Inc. (“IceLoungel”), a business comporation registered under the laws of the State of Wyoming, (2) the Officers of Gold Entertainment Group, Inc., (3) the majority shareholders of IceLounge owning a minimum of 10% of its shares, and (4) the Officers and Directors of IceLounge that holds the majority of its voting stock. The remaining shares of IceLounge is owned by a number of shareholders that own less than 10% of its shares.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13 (d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of each of the Reporting Persons is 429 West Plumb Lane, RENO, NEVADA, 89509.

(c) IceLounge focuses on investments in the technology industry in the US. The principal occupation or employment of each of the Reporting Entities is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto.

(d-e) During the last five years no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f) IceLounge Media Inc is organized under the laws of the State of Wyoming.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 2 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Class A Shares beneficially owned by the Reporting Persons is 2,000,000 (the “Shares”), consisting entirely of Class A Shares. The source of the funds used to purchase the Shares described above is working capital of the Reporting Persons and IceLounge.

On 27 June 2018, IceLounge purchased 100% of the SERIES A Preferred Shares from the Company's former President in a private transaction.

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ITEM 4.	PURPOSE OF TRANSACTION

IceLounge purchased the Shares for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of SERIES A Preferred Shares and the percentage of total outstanding SERIES A Preferred Shares beneficially owned by the Reporting Persons is reported herein. References to percentage ownerships of SERIES A Preferred Shares in this Statement are based upon the 2,000,000 SERIES A Shares outstanding as of July 20, 2018 based on information provided to the Reporting Persons by the Issuer. IceLounge is the record holder of the Shares. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

IceLounge beneficially owns 2,000,000 SERIES A Preferred Shares, which represents 100% of the outstanding SERIES A Preferred Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

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Calvin Wong, who is the Chairman and a director of IceLounge and in such capacity possesses the decision making power of IceLounge with respect to the voting and disposition of securities beneficially owned and as a result may also be deemed to beneficially own the Shares.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the Shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those Shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)    Each of IceLounge and Calvin Wong may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c)    The following transactions have been effected via private purchases by IceLounge of the Issuer’s securities prior the filing of this 13D:

  2,000,000 shares representing 100% of the SERIES A Preferred Shares were purchased on June 27, 2018 and reported by the Issuer in an 8K.

(d)    Not applicable.

(e)    Not applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference in its entirety into this Item 6.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement dated June 27, 2018, between IceLounge and the Issuer, IceLounge acquired the Shares from the Issuer in a private transaction. Among other terms of the Share Purchase Agreement, the Issuer agreed to cause a person nominated by IceLounge International to be elected to the Issuer’s board of directors following the closing date.

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 None.

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated July 20, 2018

Gold Entertainment Group, Inc.

By:	/s/ Robert Schlegel
Name: Robert Schlegel
Title: President, Secretary and Director